

Form & Fiction Ventures

We invested in Planetarians because of their ambition to revolutionize the plant-based meat alternatives industry. As a venture studio, we are focused on empowering entrepreneurship for socially positive impact through innovative and radical ideas. Planetarians' focus on alternative meats and better proteins, that also work to solve some of our largest climate change challenges, fits perfectly within our ecosystem. The Planetarians technology unlocks scalability, profitability, and addresses a larger market than other alternative meats due to its unique versatility. After several years of research and development, the color, texture, and most importantly flavor achieved from their zero-waste, single-ingredient process is outstanding. We are incredibly impressed with the tastes and textures, from skewers to curries to salads, that Aleh and his team have perfected. Unlike alternative meats currently on the market, Planetarians can be made from one plant material with no by-products, meaning it both costs less to produce and reduces typical manufacturing emissions. Aleh is not only passionate about his technology and product, but there is also a deep focus on creating positive change for society: that's making healthy food, cutting down the climate change drivers in the livestock industry, and providing a path through the transition so no areas dependent upon livestock farming feel the economic effects. We strongly believe that Planetarians has the potential and momentum to change the way we view and consume protein. We look forward to seeing their technology's opportunities grow exponentially and are excited to be on this journey with them.

Invested $5,000 this round